

GENTING BERHAD

(Incorporated in Malaysia under Company No. 7916-A)

Exemption No. 82-4962

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03 2161 2288, 202 2288 Fax: 03-2161 5304 Telex: MA 30022.

7 November 2003

Securities & Exchange Commission
Division of Corporate Fina[illegible]
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America


03045050

BY FAX
FAX # 001-202-942-9525

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on the Article entitled: " Genting may sell $300 million of convertible bonds " for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

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Form Version 2.0

General Announcement

Ownership transfer to **GENTING** on **06-11-2003 03:34:45 PM**
Reference No **GG-031106-99D90**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**GENTING BERHAD**
* Stock name	:	**GENTING**
* Stock code	:	**3182**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Type : ○ **Announcement** ● **Reply to query**

Query letter by KLSE reference no. : **TH-031105-59476**

* Subject :

ARTICLE ENTITLED: "GENTING MAY SELL $300 MILLION OF CONVERTIBLE BONDS"

* **Contents :-**

We refer to the letter from the Kuala Lumpur Stock Exchange ("the Exchange") to Genting Berhad ("the Company") dated 5th November 2003 and the news article appearing on Bloomberg on Wednesday, 5th November 2003.

The Company wishes to inform the Exchange that the Genting Group from time to time explores and is presently looking into various fund raising options including equity-linked instruments for purposes of financing the Group's various investments. There are no plans currently to approach shareholders directly for the Group's funding needs.

Yours faithfully
GENTING BERHAD

TUN MOHAMMED HANIF BIN OMAR
Deputy Chairman

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: